December 4, 2006

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Larry Spirgel,
Assistant Director

Re:	Outdoor Channel Holdings, Inc	.
Form 10-K for the fiscal year ended December 31, 2005
Filed March 10, 2006

Form 10-Q for the quarterly period ended March 31, 2006

File No. 0-17287
Comment Letter Dated September 28, 2006

Outdoor Channel Holdings, Inc.’s
Response Letter Dated October 31, 2006

Teleconference between the SEC and the Registrant
on November 3, 2006

Dear Mr. Spirgel:

This letter responds to the additional comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the filing of the above-referenced Form 10-K for the fiscal year ended December 31, 2005 (“Form 10-K”) and Form 10-Q for the quarterly period ended March 31, 2006 (“Form 10-Q”), which were communicated via telephone call on November 30, 2006 to our outside counsel Reginald Norris of Wilson Sonsini Goodrich & Rosati.  Mr. Norris has relayed to us that the Staff has requested that we summarize the process we undertook to determine the value of our Distributor Relationships assets with respect to both our initial determination and our reevaluation following our reassessment of the useful life of these assets.  References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Further, please note that Outdoor Channel Holdings, Inc. (the “Company”) hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Our Initial Valuation

With the assistance of a nationally recognized third party expert, we initially valued our Distributor Relationships assets in September 2004 at $10.6 million based upon an indefinite life classification resulting in an assumption that growth in the cash flows derived from these assets would continue in perpetuity, both of which were reasonable given our experience up to that time with our distributor relationships as of September 2004.  At that time, we believed that the distributor relationships would contribute to our cash flows for an indefinite time notwithstanding renewals, extensions and insignificant modifications to the underlying agreements.  As of September 2004, we had renewed one such agreement, two other distributor relationships were continuing to grow notwithstanding the lapse of the underlying agreements, and a fourth agreement, which was approaching expiration, appeared to be on track for renewal.  In addition, our subscriber base as reported by distributors was growing, and we had experienced substantially no subscriber attrition.

With the assistance of our third party expert we used an excess earnings approach, which is a form of the income approach, to value the distributor relationships.  Excess earnings are defined as residual earnings after providing for appropriate returns on the other identifiable assets.  This methodology required us to (i) determine the life characteristics and expected attrition associated with the distributor relationships, (ii) estimate the future earnings to be generated by the distributor relationships over a perpetual life, and (iii) calculate the present value of those future earnings by discounting at a risk adjusted discount rate, which we determined to be 17% using a weighted average cost of capital and considering the risks associated with intangible assets.  Based on the assumptions that the distributor relationships would continue in perpetuity and that the growth in the cash flows from such relationships would continue, we valued the 17.6% (that portion of such assets that we did not previously own) of the acquired assets at $10.6 million, which was the sum of the net present value of (x) the cash flows from the assets over the four years following the valuation date, plus (y) the terminal value of the assets.

Our Reevaluation

As you know, we, along with the assistance of our previously engaged nationally recognized third party expert, recently revalued our Distributor Relationships assets, using the same methodology described above, at $2 million based upon our determination that the assets do not have an indefinite life, but rather have an estimated useful life of nine years and four months.  We arrived at this estimated useful life after reviewing the history of our relationships with the distributors and the length of these relationships as of September 2004.

At the time of the merger there was competition for our channel from many areas either from other channels with similar programming or from other channels that might appeal to those subscribers with similar demographics as our channel.  We noted that as the industry consolidates and the distributors begin to focus on other services that offer them greater margin versus the carriage of cable television networks (internet access services, telephony in the form of voice over internet protocol, etc.), we would need to offer them significant incentives to achieve broader distribution, and in some circumstances to maintain current distribution levels, of our channel.  We further noted that, at the time of the merger, two of our distributor contracts had expired.  Even though we had continued to gain additional distribution with these two distributors, past contractual price increases had ceased.  We also noted that others contained rights to delete our channel or at least change the tier to either more distribution or less as the case may be.  Accordingly, we believe that as of September 2004 there was a likelihood of diminished distribution without significant modification to our contracts.  Therefore, we determined that we needed to estimate the remaining life of these acquired distributor relationships.

To estimate the life of these distributor relationships, we considered the following factors:

•                  the historical continuation of carriage by carriers after the expiration of the contracts,

•                  the fact that one expired contract had previously renewed without significant modification for a period of 5 years,

•                  some of our distribution contracts automatically renew in blocks of 5 year periods if notification to the contrary is not issued (although the possibility does exist that such notice might be given),

•                  the consolidation of carriers, and

•                  the environment of competition.

As a first step in our analysis, we then noted that the length of time that we had been in service with the distributors as of September 2004, whether in or out of contract, ranged from 1.1 years to 7.1 years with a median of 6.0 years.  We then assumed that since we have been in business with them that long, it is reasonable to believe we will be in business with them that amount of time again.  Further, the same logic applies to the contract itself.  If the contract had not expired as of September 2004, then it is reasonable to assume that at least the amount of time under contract could be added to the life derived in step one.  That time ranged from 0.8 years to 4.0 years with a median of 3.2 years.  The sum of 6.0 years and 3.2 years results in an estimated customer life of 9.2 years.  Since this is an estimate, we rounded this estimated customer life to nine years and four months, or 9.33 years, for simplicity.

As in our initial valuation, we then estimated the cash flow from these relationships over such period, but with the cash flows now decreasing ratably over time instead of increasing into perpetuity as before.  Using the same discount rate as before, the net present value of such cash flows resulted in a valuation of approximately $2.0 million as of September 2004.

We also developed an alternative view for analysis purposes.  In this alternative analysis, we again considered the fact that we had previously renewed one expired contract for a five year period, and that another distributor had continued its relationship with us after expiration of the contract for three years by continuing to pay us each and every month since expiration.  We also noted that two of our major contracts are for ten year periods, and that one renews automatically for five years barring a 30-day advance notice to the contrary.  Based on these facts, we made the assumption that upon expiration, all distributor contracts will be renewed for one five-year period without material modification to the contract.  We then specifically identified the revenue related to the particular distributor and terminated that revenue in the future cash flow projections upon the expiration of this assumed five-year renewal period for each particular distributor.  This in turn led to an estimated 9-year life, and the net present value calculations resulted in nearly the same valuation of a rounded $2 million.  We do not believe that the relationships will just end at the end of the renewal, but would likely have some period over which the relationship would terminate.  Thus we took comfort that we had calculated a substantially similar estimated life and valuation using this alternative analysis.

Summary

In the original analysis we believed subscribers, revenue and cash flow all increased at a robust pace.  Subsequently we have put more emphasis on the contractual terms and potential renewals including the likelihood of significant modification of the contractual terms.  The result is the adoption of the concept of attrition which by definition results in declining subscribers, revenue and cash flows as it pertains to the asset that existed at the time of the merger.  Because the acquired distributor relationships are now assumed to be limited to an estimated life of 9 years and 4 months with the cash flows from such relationships gradually reducing to zero over such time, instead of growing indefinitely, we believe that the value assigned to Distributor Relationships on September 8, 2004 should have been $2.0 million as opposed to $10.6 million in the original analysis.

We would like to incorporate the conclusions above into our Form 10-Q for the quarterly period ended September 30, 2006 and file this report with the Commission as soon as possible.  Your prompt attention to our responses is greatly appreciated.  If you have any further questions or comments, please do not hesitate to contact me at (951) 699-4749, extension 109.

Sincerely,

Outdoor Channel Holdings, Inc.

/s/ William A. Owen

William A. Owen,
Chief Financial Officer